SOUL AND VIBE INTERACTIVE INC.

1660 South Hwy 100, Suite 500

St. Louis Park, MN 55146

May 31, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler

Assistant Director

Re:	Soul and Vibe Interactive Inc.

Amendment to No. 2 Current Report on Form 8-K

Filed April 22, 2013

File No. 333-173056

Dear Mr. Riedler:

Soul and Vibe Interactive Inc. (the “Company”) hereby submits its response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated May 9, 2013 (the “Comment Letter”) relating to the Form 8-K referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 3 to the Form 8-K (the “Amended 8-K). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Item 2.01 Completion of Acquisition or Disposition of Assets

Changes to the Business, page 3

Comment No. 1. We note your response to prior comment 1. Please explain how you intend to meet your developmental timeframes, as disclosed, which have you launching at least one of your games within approximately one year, and each of the others no later than the end of 2015, when you have not even begun coding your product candidates yet or generating content. Please amend your disclosure further to reconcile these timeframes with where you are in terms of actual development.

Response No. 1: We have made the requested disclosure; please see pp. 3, 4 and 5.

Description of Soul, page 3

Comment No. 2. Your description of the projected developmental timeframe for “The Wheaties Challenge” game on page 4 appears to inadvertently reference the “Bugaboo” game. Please amend your disclosure to correct this in order to eliminate any possible confusion on the part of your investors.

Response No. 2: We have revised the disclosure to which you refer; please see page 4.

Licensing, page 6

Comment No. 3. We note your response to prior comment 2. Please amend your disclosure to include a range of the royalty payments provided for under this agreement, e.g. “high single-digits,” “low double-digits,” “teens,” etc. Furthermore, we note that you have redacted from the agreement the three minimum guaranteed payments to be made by you each year. Since you have disclosed the amounts of those payments here, they are not eligible for confidential treatment. Please re-file Exhibit 10.4 with this information restored to it.

Response No. 3: We have made the requested disclosure; please see page 7. Also, we have refiled Exhibit 10.4 with the information to which you refer restored.

Management’s Discussion and Analysis or Plan of Operation

Plan of Operations, page 17

Comment No. 4. You state here that you intend to release two proprietary games in 2014, but your disclosure on pages 4-5 indicates that you intend to release three games that year, including your virtual pet game. Please review your disclosure and amend it as necessary to remove any discrepancies.

Response No. 4: We have revised the disclosure on page 17 to conform it to the disclosure on page 4.

The Company hereby acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (763) 400-8040 or our counsel Richard Friedman at (212) 930-9700.

/s/ Peter Anthony Chiodo
Peter Anthony Chiodo
President & CEO